UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

GENMARK DIAGNOSTICS, INC.

(Name of Subject Company)

GENMARK DIAGNOSTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

372309104

(CUSIP Number of Class of Securities)

Scott Mendel

Chief Executive Officer

GenMark Diagnostics, Inc.

5964 La Place Court

Carlsbad, CA 92008

(760) 448-4300

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With a copy to:

Michael Kagnoff, Esq.

Patrick O’Malley, Esq.

4365 Executive Drive, Suite 1100

San Diego, CA 92121

(858) 677-1400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

GenMark Team Members –

I am thrilled to share the news that Roche and GenMark have signed a definitive merger agreement that is expected to close in the second quarter of 2021. Roche shares our passion to improve patients’ lives, and together we can deliver our innovative solutions to positively impact more patients around the world.

As a team, we successfully navigated the challenges of the COVID-19 pandemic and prioritized our customers and their patients. It hasn’t been easy, but you should be very proud of what we have accomplished. And we have so much more to do to help our customers in the fight against infectious diseases. Even though the ownership of our company may change, our mission to deliver high quality molecular diagnostic solutions that enable better patient outcomes will not change. While I understand that news like this can be distracting, I know you will remain focused on our goals and plans because those remain the same.

If you have questions about this news, feel free to reach out to your HR Partner or your Functional Leader… or stop me in the hallway and we can discuss what’s on your mind. In the meantime, I thought it might be helpful to provide some quick bullet points to keep in mind:

•	Stay focused on our Customers… they need our products and we must not let them down

•	It’s business as usual… we are still operating as an independent company and our priorities and goals have not changed

•

We have a large global market opportunity for our products… Roche’s interest in acquiring our company is about the ability to enhance innovation, accelerate our goals and priorities, and address the unmet medical needs of customers around the world

As many of you know, my favorite Cultural Belief is Win Together. I think it’s very exciting that our definition of Together will now significantly grow by joining the Roche team.

All my best,

Scott

Important Information

In connection with the proposed acquisition, an acquisition subsidiary of Roche (“Merger Sub”) will commence a tender offer for the outstanding shares of common stock of the Company. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company, nor is it a substitute for the tender offer materials that Roche and Merger Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Roche and Merger Sub, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of the Company’s filings with the SEC may be obtained free of charge at the “Investor Relations” section of the Company’s website at ir.genmarkdx.com or by contacting investor relations at (415) 937-5404.

Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about the Company’s beliefs and expectations and statements about the Offer and Roche’s proposed acquisition of the Company, including the timing of and closing conditions to the acquisition, and the potential effects of the pending acquisition on the Company are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations and should be evaluated as such. These statements may be identified by their use of forward-looking terminology such as the words “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “projected,” “estimated,” and “potential,” among others. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions for the transaction may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the effect of the announcement of the transaction on the ability of the Company to retain and hire key personnel and maintain relationships with customers, strategic partners, suppliers, regulatory authorities and others with whom the Company does business, or on the Company’s operating results and business generally; the risk that the Company and Roche may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or cause the parties to abandon the proposed transaction; the impact of legislative, regulatory, competitive and technological changes; the risk that any stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in filings that the Company makes with the SEC, including the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 25, 2021, as well as the tender offer documents to be filed by Roche, Merger Sub and the Company.

The forward-looking statements contained in this report are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.